Exhibit 21.1

Subsidiaries of Conifer Holdings, Inc.

Subsidiary	State of Formation
Conifer Insurance Company	Michigan
Red Cedar Insurance Company	District of Columbia
Sycamore Insurance Agency	Michigan
White Pine Insurance Company	Michigan
Venture Agency Holdings, Inc. (50% ownership)	Michigan